INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

October 20, 2010

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: American Restaurant Concepts, Inc.

Registration Statement on Form S-1

Amendment No. 6

File No. 333-161792

Dear Mr. Shuman:

We have filed on EDGAR the above Amendment No. 6.  Responses to the comments in your letter dated October 14, 2010 are as follows:

Cover Page

1.

Please reconcile the inconsistent number of shares that you state are being offered by means of the prospectus.

The actual number of shares that are being registered is 926,667.  We found one place, albeit a prominent place, where the document erroneously said 926,337 shares.  That has been corrected in Amendment No. 6.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Sources of Capital, page 44

2.

You express confidence that you will be able to negotiate an extension of the bank debt that matures in November 2010. Please disclose the basis for this belief.

As requested, we have modified this section to disclose the basis for our belief that the bank will renew and extend its loan to the company.  The relevant paragraph, with the new language underlined, is set forth below:

As of June 27, 2010, our current liabilities included $285,664 that we owed on a bank loan that is due in November 2010.  We are confident that we will be able to negotiate an extension of the bank debt based on the length of our relationship with the bank and recent conversations that we have had with the bank officers.  If we do not negotiate an extension, we will need to raise money from the sale of common stock to generate funds to repay the loan.  However, at this time, we have neither a commitment from the bank to extend the loan nor a commitment from investors to invest in us.  As a result, our auditor has raised substantial concern about our ability to continue as a going concern.

Recent Sales of Unregistered Securities, page 55

3.

Please update your disclosure pursuant to Item 701 of Regulation S-K to reflect all recent sales of unregistered securities. It appears that you commenced an unregistered offering beginning in June 2010 in reliance on an exemption provided in Regulation D. We note that the related Form D, as amended, reports sales.

We amended this section to include disclosure of the recent sales of securities in July 2010.  Below is the disclosure that was added:

In June 2010, we commenced a private offering under Rule 506 of up to 1,000,000 Units for $0.25 per Unit, with each Unit consisting of one share of common stock, one Class A Warrant and one Class B Warrant.  Each Class A Warrant entitles the holder to purchase one share of common stock for $0.50 per share until December 31, 2011.  Each Class B Warrant entitles the holder to purchase one share of common stock for $1.25 per share until December 31, 2012.  In July 2010, we sold 80,000 Units for gross proceeds of $20,000 to three investors.  We believed that Rule 506 was available because:

•

None of these issuances involved underwriters, underwriting discounts or commissions.

•

Restrictive legends were and will be placed on all certificates issued as described above.

•

The distribution did not involve general solicitation or advertising.

•

The distributions were made only to investors who were sophisticated enough to evaluate the risks of the investment.

In connection with the above transactions, we provided investors with an offering memorandum that consisted of our Form S-1/A Registration Statement and a separate document that included information relevant to the offering that was not contained in the Form S-1/A Registration Statement, such as a summary of the terms of the securities offering, use of proceeds, post-offering capitalization information, information on their right to resale securities under Rule 144, and certain disclaimers required by law, among other things.  We also provided investors with the opportunity to discuss the company with management and to obtain any additional information to the extent we possessed such information.

In this section, we also corrected some numbers in the prior disclosure pertaining to the number of shares issued in 2009 to service providers.  The same disclosure in the body of the Prospectus under the hearing “Selling Shareholders” was already correct.

Given the minor nature of the changes, and the fact that they are duplicated above, we have not filed a redlined copy showing the changes, but will if you request.  Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Michael Rosenberger

James Robert Shaw

William Uniak

Tom Ridenour